Exhibit 99.2

Belite Bio, Inc

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders (the “AGM”) to be held at 9:30 a.m. on April 15, 2025 (Pacific Time) or at any adjournment thereof. The AGM will be held at the offices of Belite Bio, Inc, 12750 High Bluff Drive Suite 475, San Diego, CA 92130, United States.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on March 14, 2025, Cayman Island Time (the “Record Date”) are entitled to vote at the AGM. As of March 14, 2025, 32,341,947 of our ordinary shares, with par value US$0.0001 per share, were issued, of which 32,281,763 shares were outstanding. Of the outstanding shares, approximately16,909,295 were represented by ADSs. At least one (1) shareholder entitled to vote and present in person or by proxy holding not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Each ordinary share in issue on the record date is entitled to one vote. At the AGM every shareholder present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such shareholder. A resolution put to the vote of a meeting shall be decided on a show of hands, unless a poll is duly demanded. The chairman proposes to demand a poll in respect of the resolutions proposed at the meeting. The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of ordinary shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

We have requested Deutsche Bank Trust Company Americas, as depositary of the ADSs, to deliver to all owners of ADSs the ADS voting instruction cards. Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, Deutsche Bank Trust Company Americas will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. As the holder of record for all the ordinary shares represented by the ADSs, only Deutsche Bank Trust Company Americas may vote those ordinary shares at the AGM.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Deutsche Bank Trust Company Americas will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of Belite Bio, Inc no later than April 11, 2025, at 6:00 p.m. (Pacific Time).

PROPOSALS 1, 2, 3, 4, 5, AND 6

RE-ELECTION OF DIRECTORS

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for election as directors and independent directors of the Company. The Director Nominees recommended by the Board are as follows:

Name	Age	Position
Yu-Hsin Lin	47	Chief Executive Officer, Chairman of the Board of Directors
Hao-Yuan Chuang	41	Chief Financial Officer, Director
Wan-Shan Chen	39	Director
John M. Longo	56	Independent Director
Ita Lu	48	Independent Director
Gary C. Biddle	73	Independent Director

Dr. Yu-Hsin Lin, is the founder of Belite and has served as a Director of the Company since March 2018 and the Chairman and the Chief Executive Officer of the Company since November 2021. Dr. Lin is also the founder and has served as Director and Chairman of Lin BioScience, Inc. (Taiwan OTC: 6696) since 2016. Dr. Lin specializes in multidisciplinary medicine and surgery, where he holds a Master of Medicine and a PhD in Medicine from the University of Sydney. Dr. Lin also received a Specialist Certificate in Clinical Neuroscience from University of Melbourne and a Cancer Therapeutics & Research Certificate from Harvard Medical School. Dr. Lin further received his MBA from Columbia University, University of Hong Kong and London Business School.

Mr. Hao-Yuan Chuang, has served as the Chief Financial Officer of the Company since April 2020 and Director of the Company since November 2021. Mr. Chuang brings deep expertise in finance and investment, having held key positions in leading financial institutions and corporations. Prior to joining the Company, Mr. Chuang served as Investment Director at Suning International Limited (2016–2017) and Portfolio Manager at The People’s Insurance Company (Group) of China Limited (HKG: 1339) (2015–2016). His career also includes senior positions such as Senior Manager at Wanda Hotel Development Company Limited (HKG: 0169) (2013–2015), Manager of Corporate Finance at CITIC Securities International Company Limited (2010–2013), and Senior Associate at Chii Ying Co., Ltd. (2006–2010). Mr. Chuang received his bachelor’s degree in economics and minor in business administration from National Taiwan University and a MBA from Columbia University, University of Hong Kong and London Business School. Mr. Chuang is also a Chartered Financial Analyst and a certified Financial Risk Manager.

Ms. Wan-Shan Chen, has served as a Director of the Company since November 2021. She currently holds the position of Chief Financial Officer at Lin BioScience, Inc. (Taiwan OTC: 6696) since April 2023. With extensive years of experience in finance and corporate management, Ms. Chen previously held key roles at Lin BioScience, Inc. including Finance Director and Associate Finance Director, and served as Finance Manager at Cvie Therapeutics Limited (2014-2016). Ms. Chen also served as Audit Assistant Manager at Deloitte Taiwan from 2009 to 2014. Ms. Chen holds a master’s degree in accounting from National Taipei University and is a certified public accountant in Taiwan.

Dr. John M. Longo, has served as the independent Director of the Company since April 2022. Dr. Longo has also served as a faculty member at Rutgers Business School on a full-time or part-time basis since June 1993, where he is currently distinguished professor of practice in its finance & economics department. Dr. Longo has also been a visiting professor of finance at Global EMBA -Asia, the joint EMBA program of Columbia Business School, London Business School, and the University of Hong Kong from 2016 to 2022. Dr. Longo served as chief investment officer for two wealth management firms since October 2002, first with the MDE Group and then with Beacon Trust after its acquisition of the MDE Group in 2015. Dr. Longo has also served as the president of Cliff House Capital Management and its predecessor, Cyborg Capital Management, since March 2000. Cliff House Capital Management is primary used as a holding company for Dr. Longo’s non-academic activities. Dr. Longo was previously a vice president in the management science group at Merrill Lynch & Co., Inc., having worked as a quantitative investment analyst for the firm from 1997 to 2000. Dr. Longo received his bachelor’s degree in economics and computer science from Rutgers College in 1991. Dr. Longo further received his PhD and master of business administration in finance from Rutgers Business School in 1995. Dr. Longo has been a CFA Charter holder since 1998.

Mr. Ita Lu, has served as the independent Director of the Company since April 2022. Mr. Lu has also served as the managing partner of Taiwania Capital since May 2018. From 2017 to 2018, Mr. Lu served as the vice president of business development and investor relations of Etana Biotech. From 2009 to 2017, Mr. Lu served as the head of greater China healthcare of KGI Securities. From 2008 to 2009, Mr. Lu served as the equity research analyst of greater China healthcare of Yuanta Research. From 2006 to 2008, Mr. Lu served as the investment manager of China Investment Development Corp. From 2001 to 2006, Mr. Lu served as the investment manager of China Development Industrial Bank. From 1999 to 2001, Mr. Lu served as the research associate of MedImmune, Inc. Mr. Lu received his bachelor’s degree in cell structural biology from University of Illinois at Urbana-Champaign and further received his master’s degree in biotechnology from Johns Hopkins University. Mr. Lu is also a certified senior securities specialist in Taiwan. Mr. Lu also passed Hong Kong Securities Institute Licensing Examination for Securities and Futures Intermediaries Paper 1.

Prof. Gary C. Biddle, has served as an independent Director of the Company since April 2022. He is professor of financial accounting at University of Melbourne. Prof. Biddle earned his MBA and PhD degrees at University of Chicago. He previously served as professor at University of Chicago, University of Washington, Hong Kong University of Science and Technology (HKUST), and University of Hong Kong (HKU), and as visiting professor at Columbia University and London Business School. In academic leadership, Prof. Biddle served as Dean and Chair Professor at HKU, and as Academic Dean, Council member, and Chair Professor at HKUST. He co-created the EMBA-Global Asia program and taught the first class and decade of the Kellogg-HKUST EMBA program, both ranked #1 by Financial Times or QS. Professionally, he has been a member of AICPA, Australian Institute of Company Directors, CPA Australia, HKICPA, and the editorial boards of premier academic journals. Prof. Biddle also has served as American Accounting Association Executive Board member, Vice-President, and President-Elect nominee, on the Accounting Hall of Fame Selection Committee, Financial Reporting Review Panel of the Financial Reporting Council of Hong Kong, and HKICPA Council. Prof. Biddle’s research appears in leading academic journals and in the financial press including CNBC, CNN, SCMP, The Economist, and The Wall Street Journal. He has over 12,000 Google Scholar citations and has won 30 teaching honors. He has served as Independent Non-Executive Director of listed and private companies for over 40 cumulative years.

Each Director will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the AGM.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF EACH OF PROPOSALS 1, 2 3, 4, 5, AND 6, THE RE-ELECTIONS OF THE NOMINEES NAMED ABOVE.

PROPOSAL 7 AND 8

REMOVAL AND ELECTION OF DIRECTOR

To consider and approve a proposal for the Company to remove Ms. Hung-Wei Chen as a director and elect Ms. Xiao-Hui Chen as a director of the Company.

The director named below have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for election as director of the Company. The director to be elected will hold office until her appointment is otherwise terminated in accordance with the Articles of Association of the Company.

Ms. Xiao-Hui Chen, aged 37, currently served as the Senior Finance Manager of Lin BioScience, Inc. (Taiwan OTC: 6696), since February 2025. Prior to this role, Ms. Chen held progressive positions at Lin BioScience, Inc. since September 2017, including Finance Manager and Finance Assistant Manager, where she played a pivotal role in enhancing the company’s financial operations and systems. Earlier in her career, Ms. Chen built a solid foundation in finance and accounting at ANT Precision Industry Co., Ltd. (Taiwan OTC: 3646), where she served as Accounting Section Manager and Accounting Specialist (2014-2017). From 2012 to 2014, Ms. Chen served as Senior Auditor at Deloitte Taiwan, where she gained extensive experience in financial analysis and regulatory compliance. Ms. Chen holds a master’s degree in accounting and information technology from National Chung Cheng University.

Each Director will be removed or elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the AGM.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF EACH OF PROPOSALS 7 AND 8, THE REMOVAL OF DIRECTOR AND ELECTION OF THE NOMINEE NAMED ABOVE.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Yu-Hsin Lin
Chairman of the Board and
Chief Executive Officer

March 18, 2025